Exhibit 99.1

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: May 23, 2013

Company Website: www.gazit-globe.com

To: The Israel Securities Authority www.isa.gov.il	To: Tel Aviv Stock Exchange Ltd. www.tase.co.il

Immediate Report regarding Results of Shareholders Meeting of Gazit-Globe Ltd. (the “Company”)

1.	In the meeting of the Company’s shareholders convened on May 23, 2013, notice of which was originally reported on a form with reference number 2013-01-011617 and the agenda of which was as listed below, the results were as follows:

Number	Item for Vote	Result	Votes
			Total number of votes cast	For	Against	Abstain
1	Approval of the Annual Grant for 2012 to Mr. Arie Mientkavich, Deputy Chairman of the Company’s board of directors	Approved	139,764,477	126,030,876	13,733,601

The results excluding Interested Parties were 30,346,784 votes in favor (68.84%) out of total of 44,080,385 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.